Exhibit 99.1

Loan Agreement

“Agreement”

of

28 September 2023

between

NLS Pharmaceutics AG

The Circle 6

8058 Zürich

Switzerland	“Borrower”

and

Ronald Hafner

Weinbergstrasse 72

8703 Erlenbach ZH

Switzerland	“Lender”

(Borrower and Lender each a “Party”

collectively the “Parties”)

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1.	Loan Amount

The Lender herewith grants a loan to the Borrower in the amount of CHF 500,000.00 (“Loan”).

The Loan shall be paid out within 5 Business Days after the execution of this Agreement.

The Loan shall be transferred to an account designated by the Borrower.

2.	Interest

The Loan shall bear interest at the rate of 10% per annum, calculated from (and including) the date of receipt of the Loan on the bank account designated by the Borrower to (and including) the Maturity Date (as defined below).

Interest is calculated on the basis of the exact number of days in relation to a year of 360 days (actual/360).

Interest shall be accrued and only becomes due and payable, together with the principal Loan amount, at the Maturity Date (or the date of its earlier repayment and/or conversion) to the bank account indicated by the Lender.

3.	Purpose

The Loan shall be used by the Borrower for general financing and corporate purposes in accordance with the purpose of the Borrower.

4.	Term, Repayment

This Agreement enters into effect upon execution by the Parties and is concluded for a fixed term until 30 November 2023 (“Maturity Date”).

The entire Loan including accrued and unpaid interest shall become due for repayment on the Maturity Date.

5.	Collateral

The Loan shall not be secured.

6.	MISCELLANEOUS

6.1.	Confidentiality

The existence as well as the terms and conditions of the Agreement, and any information exchanged among the Parties in connection with the Agreement (all such information collectively “Confidential Information”), shall be kept strictly confidential by each Party. The Parties shall neither use in any form nor disclose to any third party any Confidential Information unless explicitly authorized by this Agreement. The Parties shall ensure that their employees, directors and any other representatives as well as the advisors of each Party to whom any such Confidential Information is entrusted comply with these restrictions.

The term Confidential Information shall not include any information: (i) which as of the time of its disclosure by a Party was already lawfully in the possession of the receiving Party as evidenced by written records, or (ii) which at the time of the disclosure was in the public domain, or (iii) the disclosure of which was previously explicitly authorized by the respective Party.

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The non-disclosure obligation shall not apply to any disclosure of Confidential Information required by law or regulations. In the event a disclosure of Confidential Information is required by law or regulations (including, without limitation, for tax, audit or regulatory purposes), the disclosing Party shall use all reasonable efforts to arrange for the confidential treatment of the materials and information so disclosed.

Each Party may use any Confidential Information in accordance with this Agreement.

6.2.	Notices

Any communication to be made under or in connection with this Agreement shall be made in writing and made by letter or e-mail.

Each Party may change or amend the addresses given on the cover page or designate additional addresses for the purposes of this Section 6.2 by giving the other Parties written notice of the new address in the manner set forth in this Section 6.2.

6.3.	Entire Agreement

The Agreement constitutes the entire agreement among the Parties and supersede any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter of this Agreement.

6.4.	Partial Invalidity

If at any time any provision of the Agreement or any part thereof is or becomes invalid or unenforceable, then neither the validity nor the enforceability of the remaining provisions or the remaining part of the provision shall in any way be affected or impaired thereby.

The Parties agree to replace the invalid or unenforceable provision or part thereof by a valid or enforceable provision which shall best reflect the Parties’ original intention and shall to the extent possible achieve the same economic result.

6.5.	Waiver of Rights

No waiver by a Party of a failure of any other Party to perform any provision of this Agreement shall operate or be construed as a waiver in respect of any other or further failure whether of a similar or different character.

6.6.	Counterparts

The Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Agreement.

7.	Governing law and Jurisdiction

7.1.	Governing Law

This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Swiss law.

7.2.	Jurisdiction

All disputes arising out of or in connection with this Agreement, including disputes regarding its conclusion, validity, binding effect, amendment, breach, termination or rescission shall be subject to the exclusive jurisdiction of the ordinary courts of Zurich, canton of Zurich, Switzerland, venue being Zurich 1.

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IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first written above

/s/ Ronald Hafner

Ronald Hafner

NLS Pharmaceutics AG

/s/ Alexander Zwyer
Name:	Alexander Zwyer
Function:	Chief Executive Officer

NLS Pharmaceutics AG

/s/ George Apostol
Name:	George Apostol
Function:	Chief Medical Officer